Exhibit 99.1

CONTACT:      Investor Relations                  Public Relations
             (214) 792-4415                       (214) 792-4847

SOUTHWEST AIRLINES REPORTS SECOND QUARTER EARNINGS

      DALLAS, TEXAS -- July 21, 2003 -- Southwest Airlines' net income for second quarter 2003 was $246 million, compared to second quarter 2002 net income of $102 million. Diluted net income per share was $.30 for second quarter 2003, compared to $.13 for second quarter 2002. The Company's second quarter net income for both 2003 and 2002 included special items, described below. Excluding special items, second quarter 2003 net income increased 22.6 percent to $103 million, or $.13 per diluted share, compared to second quarter 2002 net income of $84 million, or $.10 per diluted share. These results compare favorably to First Call's consensus estimate of $.12 per diluted share for second quarter 2003.

                                  Special Items
      Pursuant to the April 2003 Emergency Wartime Supplemental Appropriations Act, the Company received a $271 million cash payment from the U.S. government (government grant), which was recognized as "Other gains" in its unaudited Condensed Consolidated Statement of Income for second quarter 2003. This special item resulted in an increase of approximately $41 million to Employee profitsharing expense. Second quarter 2002 results included an additional $36 million in passenger revenue from a reduction in estimated future refunds and exchanges included in "Air traffic liability." The Company believes it is helpful to management and investors to evaluate ongoing operational performance and trends by excluding these special items for comparative purposes. A reconciliation of key financial measures excluding these special items is included in this release, pursuant to Regulation G issued by the Securities and Exchange Commission.
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                                  Operating Results
      Total operating revenues for second quarter 2003 increased 2.9 percent to $1.52 billion, compared to $1.47 billion for second quarter 2002. Excluding the special item in 2002, operating revenues increased 5.4 percent from $1.44 billion in second quarter 2002. Revenue passenger miles (RPMs) increased 4.6 percent in second quarter 2003, compared to a 4.2 percent increase in available seat miles (ASMs), resulting in a load factor of 70.1 percent versus the second quarter 2002 load factor of 69.9 percent.
      The passenger revenue yield per RPM decreased 1.8 percent, to 11.67 cents,
from 11.88 cents in second quarter 2002.   Excluding the special item in 2002,
the passenger revenue yield per RPM increased 0.8 percent, to 11.67 cents, from
11.58 cents in second quarter 2002.  Operating revenue per ASM (RASM) decreased
1.3 percent, to 8.47 cents, from 8.58 cents in second quarter 2002. Excluding the special item in 2002, RASM increased 1.2 percent, to 8.47 cents, from 8.37 cents in second quarter 2002.
      Total second quarter 2003 operating expenses were $1.38 billion, an increase of 7.1 percent, compared to $1.28 billion for the same year ago period. Excluding special items, operating expenses were $1.33 billion in second quarter 2003, an increase of 4.4 percent. Operating expenses per ASM (CASM) for second quarter 2003 increased 2.7 percent, to 7.68 cents, from 7.48 cents in second quarter 2002, due to higher profitsharing expense on the government grant. Excluding special items, CASM increased slightly to 7.46 cents in second quarter 2003, compared to 7.44 cents in second quarter 2002. For second quarter 2003, the Company benefited from $36 million of hedging gains recorded in "Fuel and oil," resulting in jet fuel costs per gallon of 67.4 cents, which was flat with second quarter 2002.
      Operating income for second quarter 2003 was $140 million, a decrease of
25.9 percent, compared to $189 million for second quarter 2002. Excluding special items in both years, operating income increased 13.8 percent to $181 million for second quarter 2003, compared to $159 million for the same period in 2002.
      "Other income" was $257 million for second quarter 2003 versus "other expenses" of $20 million for second quarter 2002. The $277 million swing in "other income" resulted primarily from the government grant in second quarter 2003 and a $5 million decline in net interest expense. Interest expense declined 14.8 percent to $23 million primarily due to lower interest rates. Interest income for second quarter 2003 declined 22.2 percent, also
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due to lower interest rates.  Capitalized interest increased 60 percent to $8 million in second quarter 2003 as a result of higher Boeing aircraft progress payments.
      James F. Parker, Vice Chairman and Chief Executive Officer, stated:
"Considering the challenges we faced in second quarter with the Iraq war and the difficult airline industry pricing environment, we are proud of our better than expected earnings performance. Excluding the $271 million government grant, our second quarter 2003 net income of $103 million slightly exceeded last year's second quarter earnings of $102 million, even though second quarter 2002 included $36 million (pretax) related to a reduction in air traffic liability.
      "Although bookings softened early in the quarter as a result of the war in Iraq, traffic and revenues finally began to improve in mid-June. Thus far, traffic and load factors for this month and bookings for the remainder of July and August are strong due to high demand for vacation travel. Thus far in third quarter 2003, unit revenues are exceeding year ago levels. The outlook for the economy remains uncertain, however, and we remain concerned about travel demand post-Labor Day.
      "We continue to benefit from our successful fuel hedging program. We were 100 percent hedged in second quarter 2003, which resulted in a reduction in 'Fuel and oil' expense of $36 million. We are 87 percent hedged in both third quarter 2003 and fourth quarter 2003 under $24 per barrel. We remain 80 percent hedged for 2004, with caps approximating $23 per barrel.
      "Excluding fuel and special items, unit costs were 6.37 cents, slightly above last year's second quarter cost performance of 6.34 cents. We expect third quarter 2003 unit costs, excluding fuel, to exceed last year's third quarter unit costs of 6.23 cents.
      "Based on our current revenue and cost outlook and barring any unforeseen event, we expect third quarter 2003 earnings to exceed third quarter 2002 earnings of $75 million, which included a federal grant of $48 million (pretax) received pursuant to the 2001 Air Transportation Safety and System Stabilization Act.
      "Although the last 22-month period has been the most difficult ever for the airline industry, our superb Employees remain focused more than ever on their mission to spread the Freedom to Fly to Americans. As a consequence of their dedication and improved revenue trends, we recently exercised our remaining 2004 options for the delivery of nine 737-700s next year. In addition, we exercised six 2005 options for accelerated delivery in 2004 and accelerated the firm delivery of two 2005 aircraft to 2004. These changes to

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our Boeing 737-700 delivery schedule bring our current 2004 firm orders to 42 aircraft, which, after subtracting planned 737-200 retirements, results in a planned annual capacity increase in the 6 to 7 percent range in 2004."
      Net cash provided by operations was $905 million and capital expenditures were $518 million for the six months ended June 30, 2003. We ended second quarter 2003 with $2.2 billion cash on hand plus our available unsecured revolving credit line of $575 million.
      Total operating revenues for the six months ended June 30, 2003 increased
5.0 percent to $2.87 billion while total operating expenses increased 7.5 percent to $2.68 billion, resulting in operating income in first half 2003 of $186 million versus $238 million in first half 2002. Excluding special items, first half 2003 operating revenues increased 6.4 percent to $2.87 billion while operating expenses increased 6.2 percent to $2.64 billion, resulting in a 9.1 percent increase in first half 2003 operating income to $227 million. Net income for the six-month period was $270 million ($.33 per diluted share) versus $123 million ($.15 per diluted share) for first half 2002. Excluding special items, net income increased 21.0 percent to $127 million ($.16 per diluted share) compared to $105 million ($.13 per diluted share).
      Southwest Airlines will conduct a conference call to discuss its quarterly earnings today at 10:30 a.m. Eastern Time. A live broadcast of the conference call will be available via the World Wide Web at www.southwest.com.
      This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements is contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.
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



SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(unaudited)

(in millions except per share amounts)
                                Three months ended         Six months ended
                                       June 30,                 June 30,
                                               Percent                 Percent
                                2003    2002   Change    2003    2002  Change
OPERATING REVENUES:
  Passenger                   $1,465   $1,425    2.8   $2,771   $2,640    5.0
  Freight                         25       22   13.6       47       43    9.3
  Other                           25       26   (3.8)      48       47    2.1
    Total operating revenues   1,515    1,473    2.9    2,866    2,730    5.0
OPERATING EXPENSES:
  Salaries, wages, and benefits  587      501   17.2    1,103      963   14.5
  Fuel and oil                   194      189    2.6      402      359   12.0
  Maintenance materials and
  repairs                        104      101    3.0      210      198    6.1
  Agency commissions              13       15  (13.3)      25       29  (13.8)
  Aircraft rentals                46       47   (2.1)      91       94   (3.2)
  Landing fees and other rentals  91       88    3.4      181      171    5.8
  Depreciation                    95       86   10.5      188      171    9.9
  Other operating expenses       245      257   (4.7)     480      507   (5.3)
    Total operating expenses   1,375    1,284    7.1    2,680    2,492    7.5

OPERATING INCOME                 140      189  (25.9)     186      238  (21.8)

OTHER EXPENSES (INCOME):
  Interest expense                23       27  (14.8)      49       53   (7.5)
  Capitalized interest            (8)      (5)  60.0      (15)      (9)  66.7
  Interest income                 (7)      (9) (22.2)     (12)     (19) (36.8)
  Other (gains) losses, net     (265)       7    n.a.    (272)       9    n.a.
   Total other expenses (income)(257)      20    n.a.    (250)      34    n.a.

INCOME BEFORE INCOME TAXES       397      169  134.9      436      204  113.7
PROVISION FOR INCOME TAXES       151       67  125.4      166       81  104.9

NET INCOME                      $246     $102  141.2     $270     $123  119.5


NET INCOME PER SHARE:

    Basic                      $ .32    $ .13  146.2    $ .35    $ .16  118.8
    Diluted                    $ .30    $ .13  130.8    $ .33    $ .15  120.0

WEIGHTED AVERAGE SHARES OUTSTANDING:

    Basic                        780      772             779      771
    Diluted                      820      809             814      810

SOUTHWEST AIRLINES CO.
RECONCILIATION OF REPORTED AMOUNTS TO NON-GAAP ITEMS (SEE NOTE)
(unaudited)

(In millions, except per share amounts)
                                Three months ended         Six months ended
                                       June 30,                 June 30,
                                               Percent                 Percent
                                 2003    2002  Change    2003    2002  Change
Operating revenue, as reported $1,515  $1,473           $2,866  $2,730
Passenger revenue adjustment        -     (36)               -     (36)
Operating revenue, excluding
 special item                  $1,515  $1,437   5.4     $2,866  $2,694   6.4

Operating expenses,
 as reported                   $1,375  $1,284           $2,680  $2,492
Profitsharing impact of
 government grant                 (41)      -              (41)      -
Profitsharing impact of
 passenger revenue adjustment       -      (6)               -      (6)
Operating expenses, excluding
 special items                 $1,334  $1,278   4.4     $2,639  $2,486   6.2

Operating income, as reported    $140    $189             $186    $238
Profitsharing impact of
 government grant                  41       -               41       -
Passenger revenue adjustment,
 net of profitsharing               -     (30)               -     (30)
Operating income, excluding
 special items                   $181    $159  13.8       $227     208   9.1

Net income, as reported          $246    $102             $270    $123
Government grant, net of income
 taxes and profitsharing         (143)      -             (143)      -
Passenger revenue adjustment,
 net of income taxes and
 profitsharing                      -     (18)               -     (18)
Net income, excluding special
 items                           $103     $84  22.6       $127    $105  21.0

Net income per share, diluted,
 as reported                     $.30    $.13             $.33    $.15
Government grant, net of income
 taxes and profitsharing         (.17)      -             (.17)      -
Passenger revenue adjustment,
 net of income taxes and
 profitsharing                      -    (.03)               -    (.02)
Net income per share, diluted,
 excluding special items         $.13    $.10  30.0       $.16    $.13  23.1

NOTE: The above schedule reconciles the financial measures, excluding special items, included in this press release to the most comparable GAAP financial measures. The special items were a $271 million government grant received in second quarter 2003 pursuant to the April 2003 Emergency Wartime Supplemental Appropriations Act, and $36 million in additional passenger revenue from a reduction in estimated refunds and exchanges included in "Air traffic liability" in second quarter 2002. The $271 million government grant was received as a result of the war with Iraq and is recorded in "Other gains." The $36 million passenger revenue adjustment was primarily due to a change in Customer travel patterns and a higher than usual mix of low-fare nonrefundable ticket sales following the September 11, 2001 terrorist attacks.

In management's view, comparative analysis of results can be enhanced by excluding the impact of these special items. Neither item is indicative of the Company's ongoing operating performance for that period, nor should they be considered in developing trend analysis for future periods, including third quarter 2003.

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SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

                                                      Three months ended
                                                           June 30,
                                                 2003           2002    Change
Revenue passengers carried                   17,063,496     16,772,419   1.7%
Revenue passenger miles(RPMs) (000s)         12,550,665     11,998,867   4.6%
Available seat miles (ASMs) (000s)           17,893,765     17,172,875   4.2%
Load factor                                        70.1%          69.9% .2pts.
Average length of passenger haul                    736            715   2.9%
Trips flown                                     237,518        236,830   0.3%
Average passenger fare                           $85.87         $84.98   1.0%
Average passenger fare, excluding
 special items                                   $85.87         $82.84*  3.7%
Passenger revenue yield per RPM (cents)           11.67          11.88  (1.8)%
Passenger revenue yield per RPM, excluding
 special items (cents)                            11.67          11.58*  0.8%
Operating revenue yield per ASM (cents)            8.47           8.58  (1.3)%
Operating revenue yield per ASM, excluding
 special items (cents)                             8.47           8.37*  1.2%
Operating expenses per ASM (cents)                 7.68           7.48   2.7%
Operating expenses per ASM, excluding
 special items (cents)                             7.46^          7.44*  0.3%
Operating expenses per ASM,
 excluding fuel (cents)                            6.60           6.38   3.4%
Operating expenses per ASM, excluding fuel
 and special items (cents)                         6.37^          6.34*  0.5%
Fuel costs per gallon, excluding fuel tax (cents)  67.4           67.4     -
Fuel consumed, in  gallons (millions)               286            280   2.1%
Number of Employees at period-end                32,902         33,149  (0.7)%
Size of fleet at period-end                         379            366   3.6%

^ Amounts exclude profitsharing impact of $271 million government grant
* Amounts exclude $36 million in additional passenger revenue from a reduction in air traffic liability, and related impact to operating expenses.

                                                       Six months ended
                                                           June 30,
                                                 2003          2002    Change
Revenue passengers carried                   32,141,033     31,235,701   2.9%
Revenue passenger miles (RPMs) (000s)        23,446,366     22,391,457   4.7%
Available seat miles (ASMs) (000s)           35,292,897     33,692,832   4.7%
Load factor                                       66.4%          66.5%  (.1)pts.
Average length of passenger                         729            717   1.7%
Trips flown                                     470,605        468,025   0.6%
Average passenger fare                           $86.23         $84.52   2.0%
Average passenger fare, excluding
 special items                                   $86.23         $83.37*  3.4%
Passenger revenue yield per RPM (cents)           11.82          11.79   0.3%
Passenger revenue yield per RPM, excluding
 special items (cents)                            11.82          11.63*  1.6%
Operating revenue
yield per ASM (cents)                              8.12           8.10   0.2%
Operating revenue yield per ASM, excluding
 special items (cents)                             8.12           8.00*  1.5%
Operating expenses per ASM (cents)                 7.59           7.40   2.6%
Operating expenses per ASM, excluding
 special items (cents)                             7.48^          7.38*  1.4%
Operating expenses per ASM,
 excluding fuel (cents)                            6.45           6.33   1.9%
Operating expenses per ASM, excluding fuel
 and special items (cents)                         6.34^          6.31*  0.5%
Fuel costs per gallon, excluding fuel tax (cents)  71.0           65.4   8.6%
Fuel consumed, in gallons (millions)                563            548   2.7%
Number of Employees at period-end                32,902         33,149  (0.7)%
Size of fleet at period-end                         379            366   3.6 %

^ Amounts exclude profitsharing impact of $271 million government grant
* Amounts exclude $36 million in additional passenger revenue from a reduction in air traffic liability, and related impact to operating expenses.

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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
(unaudited)
                                           June 30,          December 31,
                                            2003                  2002
ASSETS
Current assets:
  Cash and cash equivalents               $2,204                $1,815
  Accounts and other receivables             128                   175
  Inventories of parts and supplies,
  at cost                                     87                    86
  Fuel hedge contracts                       111                   113
  Prepaid expenses and other
  current assets                              51                    43
    Total current assets                   2,581                 2,232

Property and equipment, at cost:
  Flight equipment                         8,211                 8,025
  Ground property and equipment            1,075                 1,042
  Deposits on flight equipment
  purchase contracts                         665                   389
                                           9,951                 9,456
  Less allowance for depreciation          3,001                 2,810
                                           6,950                 6,646
Other assets                                 107                    76
                                          $9,638                $8,954

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                          $341                  $362
  Accrued liabilities                        599                   529
  Air traffic liability                      575                   412
  Income taxes payable                        11                     -
  Current maturities of long-term debt        11                   131
    Total current liabilities              1,658                 1,434

Long-term debt less current maturities     1,539                 1,553
Deferred income taxes                      1,388                 1,227
Deferred gains from sale and
  leaseback of aircraft                      176                   184
Other deferred liabilities                   140                   134
Stockholders' equity:
  Common stock                               782                   777
  Capital in excess of par value             163                   136
  Retained earnings                        3,718                 3,455
  Accumulated other comprehensive income      74                    54
    Total stockholders' equity             4,737                 4,422
                                          $9,638                $8,954

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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

                                            Three months ended Six months ended
                                                  June 30,          June 30,
(in millions)                                    2003    2002     2003   2002
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                     $246    $102     $270   $123
  Adjustments to reconcile net income to
   cash provided by operating activities:
    Depreciation                                   95      86      188    171
    Deferred income taxes                         136      62      148     76
    Amortization of deferred gains on sale and
     leaseback of aircraft                         (4)     (4)      (8)    (8)
    Amortization of scheduled airframe
     inspections & repairs                         12       11      24     22
    Changes in certain assets and liabilities:
    Accounts and other receivables                 31        4      47    (58)
    Other current assets                           (7)     (11)     (8)     6
    Accounts payable and accrued liabilities       59       77      52     (9)
    Air traffic liability                          40      (30)    163     81
    Income taxes payable                           11        -      11      -
  Other                                            19       (4)     18    (18)
     Net cash provided by operating activities    638      293     905    386

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment, net       (325)    (144)   (518)  (253)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of long-term debt                        -        -       -    385
  Proceeds from trust arrangement                   -       60       -    119
  Proceeds from Employee stock plans               20       11      32     31
  Payments of long-term debt and
   capital lease obligations                      (14)     (50)    (20)   (55)
  Payment of trust arrangement                      -     (161)      -   (284)
  Payment of revolving credit facility              -        -       -   (475)
  Payments of cash dividends                       (4)      (4)    (11)   (11)
  Other, net                                        -       (1)      1     (5)
     Net cash provided by (used in)
      financing activities                          2     (145)      2   (295)

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                 315        4     389   (162)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                            1,889    2,114   1,815  2,280

CASH AND CASH EQUIVALENTS AT END OF PERIOD     $2,204   $2,118  $2,204 $2,118



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

Southwest Airlines Co.
Boeing 737-700 Delivery Schedule


                                          Prior Schedule     Current Schedule
                                           Firm Options*       Firm Options*
2003**                                     17       -           17      -
2004                                       25       9           42      -
2005                                       24      18           22     12
2006                                       22      16           22     16
2007                                       25      29           25     29
2008                                        6      45            6     45
2009-2012                                   -     177            -    177
Total                                     119     294          134    279

*Includes purchase rights
**Includes five aircraft delivered in first half 2003

                                  ***